Exhibit 99.1

Allot Communications Ltd., Public Company 512394776 (the “Company”)

Notice on Filing of a Motion with the Court to Approve a Distribution Pursuant to Section 303 of the Companies Law, 5759-1999 (the “Companies Law”)

A notice is hereby given that today the Company is filing a motion, with the Central District Court (the “Court”), to approve a distribution pursuant to Section 303 of the Companies Law, which does not fulfill the “profit test”, as defined in Section 302 of the Companies Law (the “Motion”).

In the Motion, the Court is moved to approve a distribution, by way of a repurchase of the Company’s shares that are held by the public shareholders.

Pursuant to the Company’s consolidated and unaudited financial statements as of June 30, 2015, the Company’s equity as of such date was ILS 657,216 thousand; its revenues for the aforesaid quarter were ILS 81,380 thousand and its liabilities were ILS 153,737 thousand, versus assets in the total amount of ILS 810,953 thousand.

The maximum financial value of the distribution will be US$15,000,000 and all, not from the Company’s profits. Therefore, the maximum amount with respect to which the Court’s approval is required, in order to enable the performance of the distribution, will be US$15,000,000.

Pursuant to the Companies Regulations (Approval of Distribution), 5761-2001, the Company’s creditors may file an objection to the Motion with the Court within 30 days of its filing with the Court, i.e., until the end of November 1, 2015(while noting the count of court recess days) or until a later date as the Court will determine. In this context, the effective date for any person being a creditor of the Company is the end of September 21, 2015 (the date of filing of the Motion with the Court).

A copy of the Motion that was filed with the Court may be inspected and photocopied, at the creditor’s expense, in the Company’s offices, at 22 Hanagar, Neve Ne’eman, Hod Hasharon 45240 (Tel.: 09-7619200 Fax.: 09-7443626) between 10:00-16:00 o’clock.

For information in relation to proceedings and decisions made by the Court, including information on the final date for filing of an objection to the approval of the distribution, you may contact the Company’s attorney, Adv. Daphna Tsarfaty, of Goldfarb Seligman & Co., Law Offices (Tel.: 03-6089803, Fax.: 6089911).